MobCraft Beer, Inc. (the "Company") a Wisconsin Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
MobCraft Beer, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
September 20, 2021
Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2020	**2019**
ASSETS		
Current Assets		
Cash and Cash Equivalents	142,513	11,043
Accounts Receivable	7,274	27,796
Inventory	305,772	255,687
Other Assets	575	575
Total Current Assets	456,134	295,101
Non-current Assets		
Equipment, Vehicles, and Leasehold Improvements, net of Accumulated Depreciation	1,794,939	1,892,373
Intangible Assets: Trademark and Website, net of Accumulated Amortization	18	3
Security Deposits	-	6,583
Other Assets	24,548	28,854
Total Non-Current Assets	1,819,505	1,927,813
TOTAL ASSETS	2,275,639	2,222,913
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	103,268	129,487
Wages Payable	26,554	18,240
Current Portion of Long Term Debt - Related Party	22,405	13,224
Current Portion of Long Term Debt	97,633	109,065
Advances from Shareholder	19,523	14,242
Deferred Revenue	35,231	20,150
Customer Deposits	26,828	39,612
Deferred Income Tax	3,400	3,400
Sales Tax Payable	7,853	8,902
Total Current Liabilities	342,694	356,322
Long-term Liabilities		
Convertible Note	100,000	100,000
Accrued Interest - Convertible Note	72,435	59,220
Promissory Notes - Related Party	53,000	53,000
Accrued Interest - Promissory Notes	6,536	5,358
Long Term Debt - Related Party	11,202	16,803
Long Term Debt	1,336,250	1,432,138
EIDL Loan	152,835	-
PPP Loan	140,697	-
Deferred Rent	28,194	27,169
Total Long-Term Liabilities	1,901,150	1,693,689
TOTAL LIABILITIES	2,243,843	2,050,011
EQUITY		
Common Stock	1	1
Additional Paid in Capital	69,537	69,537
Retained Earnings (Accumulated Deficit)	(37,743)	103,363
Total Equity	31,796	172,902
TOTAL LIABILITIES AND EQUITY	2,275,639	2,222,913

Statement of Operations

	Year Ended December 31,	
	2020	2019
Revenue	1,510,539	1,783,108
Cost of Sales	718,881	607,409
Gross Profit	791,658	1,175,699
Operating Expenses		
Advertising and Marketing	96,728	101,877
General and Administrative	577,427	604,609
Rent and Lease	184,636	164,150
Depreciation	126,342	96,670
Amortization	6,732	9,152
Total Operating Expenses	991,864	976,458
Operating Income	(200,206)	199,241
Other Income	166,429	7,950
Other Expenses	10,562	16,879
Interest Expense	96,768	87,751
Provision for Income Tax	-	-
Net Income	(141,106)	102,561

Statement of Cash Flows

	Year Ended December 31,	
	2020	**2019**
OPERATING ACTIVITIES		
Net Income	(141,106)	102,561
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	126,342	96,670
Amortization	6,732	9,152
Accounts Payable	(26,220)	(5,201)
Inventory	(50,084)	(112,211)
Accounts Receivable	20,521	(6,156)
Wages Payable	8,314	8,877
Deferred Rent	1,025	3,233
Deferred Revenue	15,081	(4,752)
Sales Tax Payable	(1,049)	14,881
Customer Deposits	(12,784)	-
Security Deposits	6,583	-
Accrued Interest - Related Party	1,178	-
Accrued Interest	13,215	-
Other	880	4,388
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	109,734	8,880
Net Cash provided by Operating Activities	(31,372)	111,441
INVESTING ACTIVITIES		
Equipment	(32,214)	(88,158)
Leasehold Improvements	-	(6,171)
Trademark	(15)	
Net Cash provided by Investing Activities	(32,229)	(94,330)
FINANCING ACTIVITIES		
Issuance of Debt - Related Party	8,860	17,986
Issuance of (payments on) Debt	186,212	(163,730)
Net Cash provided by Financing Activities	195,072	(145,744)
Cash at the beginning of period	11,043	139,675
Net Cash increase (decrease) for period	131,470	(128,632)
Cash at end of period	142,513	11,043

Statement of Changes in Shareholder Equity

	Common Stock A		Common Stock B				
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	Retained Earnings (Accumulated Deficit)	Total Shareholder Equity
Beginning Balance at 1/1/19	848,958	1	19,868	0	69,537	803	70,341
Additional Paid in Capital	-	-	-	-	-	-	-
Net Income	-	-	-	-	-	102,561	102,561
Ending Balance 12/31/2019	848,958	1	19,868	0	69,537	103,363	172,902
Additional Paid in Capital	-	-	-	-	-	-	-
Net Loss	-	-	-	-	-	(141,106)	(141,106)
Ending Balance 12/31/2020	848,958	1	19,868	0	69,537	(37,743)	31,796

MobCraft Beer, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

MobCraft Beer, Inc. ("the Company") was originally formed in Wisconsin as a Limited Liability Company on April 9th, 2012 before converting to a C Corporation on June 6th, 2014. The Company earns revenue through the sale of beer, food, hosting events, and tours at its brewery and taproom located in Milwaukee, Wisconsin.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company generates revenues through two segments, its Brewery and its Taproom. At the Brewery, the Company's performance obligation is the delivery of its beer products to distributors. Revenue is recognized at the point of shipping. At the Taproom, the Company's performance obligation is the delivery of its beer and food to customers. Revenue is recognized at the point of sale.

Revenue	2020	2019
Brewery	689,385	645,696
Taproom	821,154	1,137,412
Grand Total	**1,510,539**	**1,783,108**

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

A summary of the Company's property and equipment is below.

Property Type	Useful Life (in years)	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/20
Equipment	7 - 15	1,334,861	440,443	427,385	894,417
Vehicles	5	6,171	1,442	-	4,729
Leasehold Improvements	39	1,012,641	116,849	-	895,793
Grand Total	**-**	**2,353,673**	**558,734**	**427,385**	**1,794,939**

Inventory

The Company's inventory consists of raw materials, work-in-process (WIP), packaging, and finished goods. Inventory is valued at cost on the "first-in, first-out" (FIFO) basis.

A summary of the Company's inventory is below.

Inventory	2020	2019
Finished Goods	225,538	192,748
Raw Materials	50,624	34,243
Packaging	29,416	27,972
Other	193	725
Grand Total	305,772	255,687

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. Included in the net receivables on the statement of financial position are the Company's allowance for doubtful accounts of $4,995 and $2,416 for 2020 and 2019, respectively.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Other Income

The Company was eligible to receive federal funding for reopening costs in the form of grants from the city of Milwaukee. These grants targeted Wisconsin service industry business that suffered economic damages from the COVID-19 pandemic.

As part of the CARES Act, the regular payments of both principal and interest for the Company's two SBA loans mentioned below in "Note 5 – Debt" were paid directly by the SBA for six months.

A summary of the Company's Other Income is below.

Other Income	2020	2019
Grants	60,210	-
SBA Debt Relief	98,049	-
Insurance	-	7,950
Other	8,170	1
Grand Total	**166,429**	**7,950**

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, “Related Party Disclosures,” for the identification of related parties and disclosure of related party transactions.

The Company entered into several promissory note agreements with shareholders, a family member, and employees for a total of $69,803 for the purposes of funding operations. These notes carry interest rates ranging from 1-2% and maturity dates from 2022 to 2023. These notes are not secured and are due and payable upon the option of the holder, or during a change of control or sale event. The total balance of these notes was $83,027 and $86,607 as of December 31, 2019 and 2020, respectively.

One of the Company’s shareholders advanced money for the purposes of funding operations. These advances do not bear an interest rate, maturity date, nor are secured. The balance of this payable was $19,523 and $14,242 as of December 2020 and 2019, respectively.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Convertible Note - The Company entered into a convertible note agreement for the purposes of funding operations. The interest on the note was 8%. The amount was to be repaid at the demand of the holder prior to conversion with a maturity date of February 2016. This note has been in default as of December 31, 2020. In September 2021, the Company paid down $30,000 of the original $100,000 note amount, and a new note agreement has been reached establishing a payment schedule for the remaining balance and interest.

Promissory Notes – Please see “Note 3 – Related Party Transactions” for more details.

Loans:

In June 2019, the Company entered into an SBA loan agreement for $136,737 with an interest rate of 6.50% and maturity date of June 2024. This loan is secured by the borrower’s personal guarantee and a lien against all joint and individual accounts the borrower holds with the lender. The balance of this loan was $124,981 and $102,014 as of December 31, 2019 and 2020, respectively.

In January 2016, the Company entered into an SBA loan agreement for $1,700,000 with an interest rate of 5.25% and maturity date of July 2031. This loan is secured by the borrower’s personal guarantee and a lien against all joint and individual accounts the borrower holds with the lender. The balance of this loan was $1,405,336 and $1,328,488 as of December 31, 2019 and 2020, respectively.

In April 2020, the Company entered into a Paycheck Protection Program (PPP) loan for $140,697 with an interest rate of 1% and maturity date of April 2022. This loan is not secured. The balance of this loan was $140,697 as of December 31, 2020 and has been forgiven subsequent to the date of these financials.

In June 2020, the Company entered into an Economic Injury and Disaster Loan (EIDL) for $150,000 with an interest rate of 3.75% and maturity date of June 2050. This loan is secured by all tangible and intangible personal property. The balance of this loan was $150,000 as of December 31, 2020.

Debt Principal Maturities 5 Years Subsequent to 2020	
Year	**Amount**
2021	120,038
2022	289,911
2023	143,896
2024	134,672
2025	1,081,972
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 8,000,000 shares of Series A Common Stock with a par value of $0.001 per share. 848,958 shares were issued and outstanding as of 2019 and 2020.

The Company has authorized 2,000,000 shares of Series B Common Stock with a par value of $0.001 per share. 19,868 shares were issued and outstanding as of 2019 and 2020.

Series A Common Shareholders are entitled to 15 votes per share, and Series B Shareholders are entitled to 1 vote per share.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 20, 2021, the date these financial statements were available to be issued.

The PPP loan for $140,697 has been forgiven.

In March 2021, the Company's original EIDL of $150,000 increased to $500,000 with all terms remaining equal.

In September 2021, the Company entered into a new note agreement – please see "Note 5 – Debt" for further details.

In January 2021, the Company entered into another PPP loan for $182,875 with similar terms as those disclosed previously. This loan has been applied for forgiveness.

In February 2021, the Company introduced an Equity Incentive Plan for the purposes of attracting and retaining its Employees, Consultants, and Directors. The awards granted under this plan include Incentive Stock Options, Non-Qualified Stock Options, or Restricted Stock Awards. A total of 165,500 shares of Common Stock at par value of $0.001 have been authorized for such grant awards. 112,020 shares have been issued and outstanding.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity realized losses in 2020 and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.